SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                  Schedule 14D-1
                              Tender Offer Statement

                                 (Amendment No. 1)

                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934
                                        and

                                 Amendment No. 11
                                        to
                                   Schedule 13D

                                   Conrail Inc.
                             (Name of Subject Company)

                                  CSX Corporation
                              Green Acquisition Corp.
                                     (Bidders)

                      Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)
                                    208368 10 0
                       (CUSIP Number of Class of Securities)

        Series A ESOP Convertible Junior Preferred Stock, Without Par Value
                          (Title of Class of Securities)

                                   Not Available
                       (CUSIP Number of Class of Securities)

                                   Mark G. Aron
                                  CSX Corporation
                                 One James Center
                               901 East Cary Street
                          Richmond, Virginia  23219-4031
                                  (804) 782-1400
                   (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications on Behalf of Bidder)

                                  With a copy to:

                                 Pamela S. Seymon
                          Wachtell, Lipton, Rosen & Katz
                                51 West 52nd Street
                             New York, New York  10019
                            Telephone:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on December 6, 1996 (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("Parent"), to purchase up to an aggregate of 18,344,845 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (to-gether with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $110.00 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         ITEM 10.  ADDITIONAL INFORMATION

                   (e) On December 9, 1996, plaintiffs in the purported derivative and class actions moved for leave to amend their complaint against Parent, the Company and directors of the Com-pany. The amendment, if permitted by the court, will add ad-ditional claims to the shareholder plaintiffs' complaint:

                        (i) that the existing share ownership of Parent and the directors of the Company as individuals should be aggregated for purposes of determinations under the Penn-sylvania Control Transaction Law because Parent and the individual directors of the Company are allegedly "acting in concert" for purposes of the statute, and accordingly the requirement in the Pennsylvania Control Transaction Law requiring persons who have 20% or more of the voting power of a Pennsylvania corporation to offer to purchase for cash the remaining shares (for "fair value") has al-legedly been triggered; and

                        (ii) that it is a breach of the fiduciary duties
              of the directors of the Company to have agreed to postpone the Pennsylvania Special Meeting in the event that insuf-ficient votes are received to assure approval of the Ar-ticles Amendment providing for the Company to opt out of the Pennsylvania Control Transaction Law.







                   As relief, the shareholder plaintiffs seek a declara-tion that Parent and the directors of the Company are obligated to make the "fair value" payments required by the Pennsylvania Control Transaction Law and that the Pennsylvania Special Meet-ing may not be postponed and that no second vote upon the Ar-ticles Amendment may be held.


                   (f) On December 10, 1996, Parent and the Company issued a press release. A copy of the press release is at-tached as Exhibit (a)(11), and the foregoing summary descrip-tion is qualified in its entirety by reference to such exhibit.

                   On December 10, 1996, Parent and the Company pub-lished an advertisement. A copy of the advertisement is at-tached as Exhibit (a)(12), and the foregoing summary descrip-tion is qualified in its entirety by reference to such exhibit.

                   On December 11, 1996, Parent issued a press release. A copy of the press release is attached as Exhibit (a)(13), and the foregoing summary description is qualified in its entirety by reference to such exhibit.

                   On December 12, 1996, Parent and the Company pub-lished an advertisement. A copy of the advertisement is at-tached as Exhibit (a)(14), and the foregoing summary descrip-tion is qualified in its entirety by reference to such exhibit.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(11) Text of Press Release issued by Parent and the Com-pany on December 10, 1996.

         (a)(12) Text of Advertisement published by Parent and the Company on December 10, 1996.

         (a)(13)   Text of Press Release issued by Parent on December
                   11, 1996.

         (a)(14) Text of Advertisement published by Parent and the Company on December 12, 1996.










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                                    SIGNATURE


                   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       CSX CORPORATION


                                       By:      /s/  MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title: Executive Vice President
                                                 -- Law and Public Affairs

         Dated:  December 12, 1996











































                                    SIGNATURE


                   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       GREEN ACQUISITION CORP.


                                       By:      /s/  MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title: General Counsel and
                                                 Secretary

         Dated:  December 12, 1996




































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                                  EXHIBIT INDEX

         Exhibit No.

         *(a)(1)   Offer to Purchase, dated December 6, 1996.

         *(a)(2)   Letter of Transmittal.

         *(a)(3)   Notice of Guaranteed Delivery.

         *(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         *(a)(5) Letter to Clients for use by Brokers, Dealers, Com-mercial Banks, Trust Companies and Other Nominees.

         *(a)(6) Guidelines for Certification of Taxpayer Identifica-tion Number on Substitute Form W-9.

         *(a)(7) Tender Offer Instructions for Participants of Conrail Inc. Dividend Reinvestment Plan.

         *(a)(8) Text of Press Release issued by Parent and the Com-pany on December 6, 1996.

         *(a)(9)   Form of Summary Advertisement, dated December 6,
                   1996.

         *(a)(10)  Text of Press Release issued by Parent on December 5,
                   1996.

          (a)(11) Text of Press Release issued by Parent and the Com-pany on December 10, 1996.

          (a)(12) Text of Advertisement published by Parent and the Company on December 10, 1996.

          (a)(13)  Text of Press Release issued by Parent on December
                   11, 1996.

          (a)(14) Text of Advertisement published by Parent and the Company on December 12, 1996.

          (b)      Not applicable.

         _____________________
         *  Previously filed.










         *(c)(1) Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Par-ent and Purchaser's Tender Offer Statement on Sched-ule 14D-1, as amended, dated October 16, 1996).

         *(c)(2) Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorpo-rated by reference to Exhibit (c)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

         *(c)(3) Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorpo-rated by reference to Exhibit (c)(3) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

         *(c)(4) Voting Trust Agreement, dated as of October 15, 1996, by and among Parent, Purchaser and Deposit Guaranty National Bank (incorporated by reference to Exhibit
                   (c)(4) to Parent and Purchaser's Tender Offer State-ment on Schedule 14D-1, as amended, dated October 16,
                   1996).

         *(c)(5) First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

          (d)      Not applicable.

          (e)      Not applicable.

          (f)      Not applicable.








         _____________________
         *  Previously filed.



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